BONE BIOLOGICS CORPORATION.

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

October 8,2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Bone Biologics Corporation.

Registration Statement on Form S-1 (Reg. No. 333-257484)

Ladies and Gentlemen:

On behalf of Bone Biologics Corporation, the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:00 P.M., Washington, D.C. time, on Tuesday, October 12, 2021 or as soon thereafter as is practicable. Please call our counsel, David Ficksman, at 310-789-1290 to inform him of the effectiveness.

Very truly yours,

/s/ Jeffrey Frelick
Jeffrey Frelick
Chief Executive Officer